UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
       ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Nickelytics, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   September 28, 2018

Physical Address of Issuer:

500 E. Kennedy Blvd., Suite 300, Tampa, FL 33602, United States

Website of Issuer:

https://www.nickelytics.com

Current Number of Employees:

8

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$252,833	$244,907
Cash & Cash Equivalents	$7,101	$19,802
Accounts Receivable	$43,975	$8,000
Short-term Debt	$82,382	$3,500
Long-term Debt	$214,030	$0
Revenues/Sales	$114,394	$214,370
Cost of Goods Sold	$15,064*	$0*
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(384,987)	$371,565

*Represents Cost of Revenues

Table of Contents

August 23, 2021

FORM C-AR

Nickelytics, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Nickelytics, Inc. ("**Nickelytics**" the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://nickelytics.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 23, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Judah Longgrear
(Signature)

Judah Longgrear
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Judah Longgrear
(Signature)

Judah Longgrear
(Name)

Managing Member
(Title)

August 23, 2021
(Date)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
August 23, 2021

Nickelytics, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Nickelytics began operations in 2017 as The Nickel Ride LLC, a Florida limited liability company. Nickel Ride Enterprises, Inc., a Delaware corporation, was formed on September 28, 2018 and in January 2019, The Nickel Ride LLC was merged into Nickel Ride Enterprises, Inc., leaving Nickel Ride Enterprises, Inc. as the surviving company. Nickel Ride Enterprises, Inc. filed to change its name to Nickelytics Inc.

The Company is located at 500 E. Kennedy Blvd, Suite 300, Tampa, FL 33602, United States.

The Company conducts business in all 50 U.S. states & has pilots signed in Italy and Germany.

The Company's website is https://www.nickelytics.com

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

Nickelytics two-sided out-of-home advertising marketplace connects an extensive pool of inventory assets that can be managed, deployed, and measured through our self-service portal. We help connect the supply side of available out of home inventory to the demand side of advertisers interested in advertising in the real world.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We currently have not authorized enough Preferred Stock to satisfy the conversion of outstanding convertible notes.

We plan to authorize additional Preferred Stock in the future to satisfy the conversion of all outstanding convertible notes.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

BUSINESS

Description of the Business

Nickelytics two-sided out-of-home advertising marketplace connects an extensive pool of inventory assets that can be managed, deployed, and measured through our self-service portal. We help connect the supply side of available out of home inventory to the demand side of advertisers interested in advertising in the real world.

Business Plan

We are building a two-sided marketplace between supply-side (inventory) and demand-side (advertisers). We make a commission on all transactions that happen on our marketplace. 15% Commission on existing OOH & Digital OOH Inventory. 50% Commission on newly created OOH Inventory.

The Company's Products and/or Services

Product / Service	Description	Current Market
Marketplace offer	With our platform, advertisers can select the types of consumers they're interested in reaching, select the available inventory, and launch an out-of-home advertising campaign all through our portal.	B2B -Enterprise clients, small and medium-size clients, and advertising agencies.

Competition

Several key competitors have expanded into the out of home advertising marketplace model. Still, they have not made substantive improvements in simplifying out of home campaigns and focused on unlocking new inventory by leveraging underutilized assets such as park benches or individual vehicles. Our platform aims to be the most extensive inventory provider for launching out of home campaigns in the most popular cities to the most urban. Comments restricted to single page towns. We believe that nearly everything can become out of home advertising. Some of the key players are the following: Trax, Billups, Adquick, Adstruc, Adomni.

Customer Base

The platform will be utilized by B2B Brands, Companies, and Agencies interested in expanding their home brand presence. Based on the current market conditions, we envision this being the (65% enterprise customers, 35% SMB companies and government agencies)

Supply Chain

We obtain our developers from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company does not own any patents or trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to the laws and regulations in the jurisdictions in which it operates.

Litigation

The Company is unaware of any threatened or actual litigation against it.

DIRECTORS, OFFICERS, AND MANAGERS

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Judah Longgrear	CEO, Managing Member	Nickelytics - Co-Founder & CEO, 2019-Present The Nickel Ride - 2017-2019	West Virginia University-BSJ, Public Relations,

Judah Longgrear

Judah Longgrear: is the Co-Founder and CEO of Nickelytics. Before becoming the Co-Founder of Nickelytics, Judah was the founder and CEO of The Nickel Ride. The Nickel Ride was an Eco-Friendly on-demand rideshare paid for by advertisers. This business grew to 5 cities of operation, 60 advertisers, and provided over 100,000 free rides to Southwest Florida. Previous to his most recent entrepreneurship endeavors, Judah enjoyed significant success in the corporate world while setting strategy, leading diverse, cross-functional teams, creative problem-solving, and building partnerships as a business development executive at companies like Salesforce, Netapp, and Gartner. Judah founded his first business at age 19, that was a coffee shop, and grew it 200% in revenue YOY. He later graduated with a Bachelors of Science in Public Relations from West Virginia University.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Judah Longgrear	CEO, Managing Member	Nickelytics - Co-Founder & CEO, 2019-Present The Nickel Ride - 2017-2019	West Virginia University-BSJ

Key Personnel

The key personnel of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sven Hermann	CTO	Nickelytics - Co-Founder & CEO, 2019-Present. Hatch It – CEO & Founder. 2017 - Present	B.Eng. - Hochschule Ulm

Sven Herman

During his time at Siemens Corporate Technology (formerly Siemens Corporate Research) in Princeton, NJ, Sven was bit by the entrepreneurial bug. Although writing patents, publishing papers, and working on cutting-edge technologies

11

was an incredible experience for Sven, he decided to quit his job in 2017 and start his own company. While growing the local startup community and running his software development and consulting firm Hatch It, he also built a disaster relief platform called Supply Samaritan to relieve the pain in his community after Hurricane Irma.

Sven met Judah while both of them worked out of the same office space and joined Judah's previous startup, The Nickel Ride, as CTO. After various ups and downs with this endeavor, the two started Nickelytics together, in a hard pivot out of The Nickel Ride. As many startup stories go, they realized that the internal tools and processes they had built for their previous venture were valuable and were able to incorporate those into the company they are building today.

Sven has a background in electrical engineering and software engineering. He possesses the unique skills to translate both business needs into technical solutions and develop a business plan around existing technological IP, making him an invaluable member of the Nickelytics team.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 8 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of Security	Common Shares
Amount Authorized	10,000,000
Amount Outstanding	6,065,383
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Shares which may dilute the Security.

Type/Class of Security	SAFE
Amount Outstanding	$955,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security.
Conversion Terms	The SAFES have a valuation cap of $12,000,000, no discount rate.

Type/Class of Security	Convertible Notes
Amount Outstanding	$100,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Convertible Notes which may dilute the Security.
Conversion Terms	The Notes have a valuation cap of $5,000,000, a discount rate of 20%, and a 5% interest rate. The notes convert upon a qualified financing of not less than $250,000

Type/Class of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$391,613
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional Crowd SAFEs which may dilute the Security
Conversion Terms	The Crowd SAFEs have a valuation cap of $6,500,000, no discount rate.

Debt

The Company has the following debt outstanding:

Creditor	Iberia Bank
Amount Outstanding	$66,330
Interest Rate and Amortization Schedule	1%
Other Material Terms	Payments began in October of 2020
Maturity Date	April 2022

Creditor	SBA Loan
Amount Outstanding	$92,000
Interest Rate and Amortization Schedule	3.75%
Other Material Terms	Monthly payments of $449 beginning May 2021
Maturity Date	May 13, 2050

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$200,000	1 SAFE	Product Development, Business Development	January 11, 2019	Section(4)(a)(2)
SAFE	$100,000	1 SAFE	Product Development, Business Development	January 11, 2019	Section(4)(a)(2)
SAFE	$100,000	1 SAFE	Product Development, Business Development	January 11, 2019	Section(4)(a)(2)
SAFE	$350,000	1 SAFE	Product Development, Business Development	January 8, 2019	Section(4)(a)(2)
SAFE	$50,000	1 SAFE	Product Development, Business Development	May 16, 2019	Section(4)(a)(2)
SAFE	$250,000	1 SAFE	Product Development, Business Development	May 18, 2019	Section(4)(a)(2)
SAFE	$300,000	1 SAFE	Product Development, Business Development	June 5, 2019	Section(4)(a)(2)
SAFE	$50,000	1 SAFE	Product Development, Business Development	January 1, 2020	Section(4)(a)(2)

SAFE	$30,000	1 SAFE	Product Development, Business Development	January 5, 2020	Section(4)(a)(2)
SAFE	$20,000	1 SAFE	Product Development, Business Development	January 11, 2020	Section(4)(a)(2)
Convertible Note	$100,000	1 Convertible Note	Product Development, Business Development	January 1, 2020	Section (4)(a)(2)
Crowd SAFE	$391,613	1 Crowd SAFE	Product Development, Business Development	April 30, 2021	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Judah Longgrear	3,934,973 shares of Common Stock.	51.55%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

The Company began operations in 2017 as The Nickel Ride LLC, a Florida limited liability company. Nickel Ride Enterprises, Inc., a Delaware corporation, was formed on September 28, 2018 and in January 2019, The Nickel Ride LLC was merged into Nickel Ride Enterprises, Inc., leaving Nickel Ride Enterprises, Inc. as the surviving company. Nickel Ride Enterprises, Inc. filed to change its name to Nickelytics Inc. The Company is headquartered at 500 E. Kennedy Blvd, Suite 300, Tampa, FL 33602, United States. Nickelytics two-sided out-of-home advertising marketplace connects an extensive pool of inventory assets that can be managed, deployed, and measured through our self-service portal. We help connect the supply side of available out of home inventory to the demand side of advertisers interested in advertising in the real world.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of July 31, 2021, the Company had an aggregate of approximately $162,000 in cash and cash equivalents. This cash provides the Company with approximately a 7-month runway.

Liquidity and Capital Resources

In April 2021, the Company completed an offering pursuant to Regulation CF and raised $391,613. The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation Do of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC, (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
August 23, 2021

Nickelytics, Inc.



Nickelytics Inc.

(a Delaware Corporation;
formerly known as Nickel Ride Enterprises Inc.)

Unaudited Financial Statements

For the Years Ending December 31, 2020 and 2019

NICKELYTICS, INC
BALANCE SHEET
As of December 31, 2020 and 2019
(Unaudited)

	2020	2019
Assets		
Current Assets:		
Cash and cash equivalents	7,101	19,802
Accounts receivables	43,975	8,000
Total Current assets	51,076	27,802
Property and equipment, net	135,159	135,554
Intangibles, net	60,273	57,350
Security Deposit	6,325	6,325
Other assets	-	17,876
Total Assets	252,833	244,907
Liabilities and stockholders' equity		
Current Liabilities:		
Accounts payable	640	3,500
Other current liabilities	81,742	
Deferred revenue	-	-
Total Current Liabilities	82,382	3,500
Loans	114,030	-
Convertible notes payable	100,000	-
Total Liabilities	296,412	3,500
Stockholders' equity		
Common Stock, $0.00001 par value, 10,000,000 shares authorized 5,922,952 and 5,922,952 shares issued and outstanding as of December 31, 2020 and 2019, respectively	59	59
Additional Paid In Capital	109,282	109,282
APIC - SAFE	955,000	855,000
APIC - Stock Options	29,914	29,914
Retained earnings	(1,137,834)	(752,848)
Total Stockholders' Equity	(43,579)	241,407
Total Liabilities and Stockholders' Equity	252,833	244,907

The accompanying notes are an integral part of these financial statements.


NICKELYTICS, INC
STATEMENT OF INCOME
For the Years Ending December 31, 2020 and 2019
(Unaudited)


	2020	2019
Revenue	114,394	214,370
Cost of Revenue	15,064	-
Gross Profit	99,330	214,370
Operating Expenses		
Product Development	93,990	141,957
General & Admin	328,788	862,086
Sales and Marketing	65,400	113,361
Total Operating Expenses	488,178	1,117,404
Operating Income (Loss)	(388,848)	(903,034)
Other Income	27,440	1,274,599
Income(loss) before provision for income taxes	361,408	371,565
Other Expenses	23,579	-
Provision for Income taxes	-	-
Net Income(Loss)	(384,987)	371,565


The accompanying notes are an integral part of these financial statements.


NICKELYTICS, INC
Statement of Stockholders' Equity
For the Years Ending December 31, 2020 and 2019
(Unaudited)

	Common Stock (shares)	Common Stock (value)	Additional Paid in Capital	SAFE	Stock Options	Retained Earnings	Total Stockholders' equity
Balances as of January 1, 2019	5,610,000	56	559,744	-	-	(1,124,413)	(564,613)
Issuance of capital	312,952	3	(450,462)	855,000	29,914		434,455
Net Income (Loss)			-	-	-	371,565	371,565
Balances as at December 31, 2019	5,922,952	59	109,282	855,000	29,914	(752,848)	241,407
Issuance of capital				-	-	-	
Capital transfer to other income as gift				-	-	-	
Issuance of Safe				100,000	-	-	100,000
SAFEs receivable							
Issuance of Stock Options				-	-	-	
Net Income (Loss)			-	-	-	(384,987)	(384,987)
Balances as at December 31, 2020	5,922,952	59	109,282	955,000	29,914	(1,137,834)	(43,579)

The accompanying notes are an integral part of these financial statements.

NICKELYTICS, INC
STATEMENT OF CASH FLOWS
For the Period January 1, 2019 through December
31, 2020
(Unaudited)

	2020	2019
Cash flows from operating activities		
Net Profit (Loss)	(384,987)	371,565
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	23,579	45,088
Loss on disposal of vehicles	-	29,618
Debt forgiveness	-	(1,267,702)
Changes in Operating Assets & Liabilities		
Accounts payable	(2,860)	(17,002)
Accounts receivables	(35,975)	385
Deferred revenue	-	(4,167)
Other current liabilities	81,742	-
Net cash used in Operations	(318,501)	(842,215)
Cash flows from investing activities		
Purchases of property and equipment		(34,326)
Softwares		(69,000)
Assets		52,000
Net cash used in Investing activities	-	(51,326)
Cash flows from financing activities		
Capital raised	100,000	387,784
Notes payable (paid) received	(8,230)	(177,496)
Loan (paid) received	114,030	(109,891)
Issuance of Stock Options		29,914
SAFE received	100,000	750,000
Net Cash provided by Financing activities	305,800	880,311
Net change in cash and cash equivalents	(12,701)	(13,230)
Cash and cash equivalents at the beginning of the period	19,802	33,033
Cash and cash equivalents at the end of the period	7,101	19,802

The accompanying notes are an integral part of these financial statements.

Nickelytics, Inc.

1.   NATURE OF BUSINESS

Nickelytics, Inc. (the "Company") was formed under the laws of the state of Delaware on September 28, 2018 as a domestic corporation. The Company's headquarters are in Florida. The company began operations in 2017 as The Nickel Ride LLC, a Florida limited liability company. Nickel Ride Enterprises, Inc. was formed on September 28, 2018 and in January 2019, The Nickel Ride LLC was merged into Nickel Ride Enterprises, Inc., leaving Nickel Ride Enterprises, Inc. as the surviving company. Nickel Ride Enterprises, Inc. filed to change its name to Nickelytics Inc. Because the Company was wholly owned by the same shareholders as The Nickel Ride LLC and both companies were used interchangeably before merged, the financial statements hereafter are presented in a consolidated format as if merged since inception.

The Company offers advertising solutions via printing on vehicles. The emergence of on-demand vehicles is not just a convenient way to get around and get food delivered, but also a unique opportunity to take Out-of-Home advertising to the next level through mobility and measurement. The company's greater mission: to make the shared mobility we all rely on for our day-to-day needs inherently more sustainable and create advertising that integrates with our lives in a meaningful way.

The Company's vision is to bring Nickelytics advertising to mobility providers around the world, creating the perfect partnership between brands, mobility operators, drivers, and consumers – a first in the advertising world.

Risks and Uncertainties — The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The novel coronavirus ("COVID-19") pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company's customers and its sales cycles. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company's estimates and assumptions may change materially in future periods.

The Company has incurred net losses and expects to incur future additional losses. As of December 31, 2020, the Company has an accumulated deficit of $1,138 thousand. Since inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7).

During the next twelve months, the Company intends to fund its operations with funding from the ongoing crowdfunding campaign (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") and requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management regularly evaluates the accounting policies and estimates that are used. In general, management bases the estimates on historical experience and on assumptions that it believes to be reasonable given the particular circumstances in which the Company operates. Although management believes all adjustments considered necessary for a fair presentation have been included, actual results may vary from those estimates.

Financial and statistical information the Company reports to other regulatory agencies may be prepared on a basis other than GAAP or using different assumptions or reporting periods and, therefore, may vary from amounts presented herein. Although the Company makes every effort to ensure that the information reported to those agencies is accurate, complete and consistent with applicable reporting guidelines, it cannot be responsible for the accuracy of the information they make available to the public.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with maturities at the date of investment of not more than three months.

Accounts receivable

Accounts receivables are stated at the amount management expects to collect from outstanding balances taking into account the credit worthiness of customers and history of collection. Management has set up an allowance for doubtful accounts at $10 thousand based on known history of uncollectible accounts.

Deposits and restricted funds

As of the years ending December 31, 2020 and 2019, the Company has a security deposit in the amount of $6,325 held as collateral for the lease with T&C Leasing, Inc. See Note 4 - Commitments and Contingencies.

Prepaid expenses and other current assets

The Company has a minimum capitalization threshold of $1,000. The Company had no prepaid expenses as of December 31, 2020.

Fixed assets

Fixed assets are stated at acquisition cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period.

Property and equipment mainly existing in the form of vehicles used for advertisement sale are recorded at cost. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which is five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ending December 31, 2020.

Other Assets

The Company capitalized internally developed software of $69,000 during the year ended December 31, 2019. The software is being amortized over 15 years. Amortization expense was $4,600 for the year 2020 and 2019.

Current Liabilities

Current Liabilities consists of accounts payable, payroll and benefits liabilities and the current portion of long-term debt.

Section 2302 of the CARES Act deferred the due dates of the deposit and payment of the employer's share of social security taxes reported on the 2020 Form 941s. The Company had a remaining amount deferred of $7,821 as of December 31, 2020. The full amount of the employee portion of the deferred social security tax and 50% of the employer's share of deferred social security tax is due on December 31, 2021. The remaining 50% of the employer's share is due on December 31, 2022.

Long-Term Liabilities

The Company has entered into an agreement with Cross River Bank on December 28, 2020 for an unsecured loan in the amount of $4,220.62. Interest accrues at a rate of 29.71% with payments beginning January 28, 2021. The loan agreement is for 35 payments of $178.50 and a final payment of $178.42 on December 28, 2023. The Company borrowed the money for business expenses and plans to pay the loan in full by July 31, 2021.

The Company had an outstanding Bridge Loan from LTM, LLC in the amount of $6,000 as of December 31, 2020. The original deposit date of this loan was December 29, 2020. The loan was paid back in full on January 21, 2021.

The Company also has an SBA EIDL loan in the amount of $91,900 as of December 31, 2020. The original payment terms were for a total loan balance of $92,000 with payments to begin May 13, 2021 in the amount of $449 per month and interest accruing at a rate of 3.75% per annum. See Note 8 - Subsequent Events below.

The Company has a Paycheck Protection Program (PPP) Loan of $66,330 as of December 31, 2020. The short-term portion of that loan was expected to be $44,200 with the remaining $22,130 expected to be long-term liability. The Company has received confirmation by June 2020 that forgiveness would be granted on this loan. See Note 8 - Subsequent Events below.

Recognition of revenue

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with the customers are satisfied. Prior to the adoption of ASC 606, revenue was recognized when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company generates revenues by selling car advertisement wraps and advertisement services. The Company's payments are generally collected upfront for production of wraps, but some are on a Net 30 term. The Company has generated $114,393.59 and $214,370 of revenues respectively for the years ended December 31, 2020 and 2019.

Share-based compensation

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.

Income taxes

Income taxes are not accounted for using ASC740 at this time. The Company is currently in the process of filing its income tax return for the period ending December 31, 2020. The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

Recent Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main provision of ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. In June 2020, the FASB released ASU 2020-05 which delayed the standard's effective date for non-public companies to annual reporting periods beginning after December 15, 2021 with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable or (iv) are not expected to have a significant impact on the financial statements.

3.   **RELATED PARTY TRANSACTIONS**

The Company is not aware of any current related party transactions that require disclosure.

From time to time the Company takes advances from members. As of December 31, 2020, 2019, and 2018, the balance of the advances from related parties was $0, $0, and $229,735, respectively. These advances had no interest rate or specified maturity date.

As previously disclosed, a shareholder forgave his loan contribution of $229,735 from 2018 in the year 2019. Therefore, the Company wrote off the loan liability as other income to the Company. The total liability tied to the shareholder loan forgiveness, as well as previous equity contributions removed as equity and reclassified as grant income to the Company, totaled $1,274,599.   See Note 5 - Stockholders' Equity.

4.   **COMMITMENTS AND CONTINGENCIES**

As of December 31, 2020, the Company had two equipment leases. The Company had the first equipment lease agreement with T&C Leasing, Inc., that was signed on October 30, 2018 for an initial term of thirty-six (36) months. As of December 31, 2020, there were ten (10) payments remaining for a total of $29,664.30 plus applicable sales tax remaining as due on the lease with T&C Leasing, Inc. The Company had a second equipment lease agreement with JB&B Capital, LLC, that was signed on November 9, 2018 for an initial term of forty-eight (48) months. As of December 31, 2020, there were twenty-two (22) payments remaining for a total of $28,822.42 plus applicable sales tax and service fees remaining as due on the lease with JB&B Capital, LLC. The Company does not account for this lease using ASC 842 - Lease at this time.

As of December 31, 2020, the Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

On January 31, 2020, the Company issued $100,000 of 5% unsecured convertible note (the "Note") due in January 2022. The Note is due on the Maturity Date with accrued interest if the Note does not convert prior to the maturity date. The Note is automatically convertible into common stock on the completion of an equity offering of $250,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Note.

There are no other commitments and contingencies the Company is aware of other than those already disclosed as loans. See Note 2 - Current Liabilities, Note 2 - Loan Liabilities, Note 8 - Subsequent Events.

5.   **STOCKHOLDERS' EQUITY**

The Company currently has one class of stock - Common Stock. The Company authorized 10,000,000 shares of common stock at $0.00001 par value. As of December 31, 2020 and December 31, 2019, the Company had 5,922,952 shares of common stock outstanding.

Per previous disclosures and as part of the loan forgiveness to the Company (see Note 3), the Company repurchased 1,170,000 common shares from a shareholder previously holding 2,340,000 shares of common stock in exchange for a full distribution of previously contributed capital totaling $833,988.

Additional Paid-In Capital – SAFEs

In 2020 and 2019, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $100,000 and $855,000 respectively. The SAFEs were automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of 40% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $12,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

As of the year ended December 31, 2020, SAFE terms remained the same except for the addition of a 80% discount issued to four investors as part of further investment into the Republic 2020 campaign. SAFE Notes totalled $955 thousand as of December 31, 2020.

As of December 31, 2020, the summary of SAFE notes and Convertible Debt (Note 4 - Commitments and Contingencies) is as follows:

Type (Debt/Safe)	Date	Amount	Interest	Maturity Date	Discount	Cap
SAFE	1/11/2019	$200,000			80%	$12,000,000
SAFE	1/11/2019	$100,000			80%	$12,000,000
SAFE	1/11/2019	$100,000			80%	$12,000,000
SAFE	1/8/2019	$350,000			80%	$12,000,000
SAFE	5/16/2019	$50,000			0%	$12,000,000
SAFE	5/18/2019	$25,000			0%	$12,000,000
SAFE	6/5/2019	$30,000			0%	$12,000,000
SAFE	1/1/2020	$50,000			60%	$12,000,000
SAFE	1/5/2020	$30,000			60%	$12,000,000
SAFE	1/11/2020	$20,000			60%	$12,000,000
DEBT	1/31/2020	$100,000			80%	$5,000,000

6. SHARE BASED COMPENSATION

In January 2019, the Company adopted a 2019 Stock Option and Grant Plan ("2019 Plan") which permits the grant or option of shares to its employees. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years. As of December 31, 2019, 260,950 options had vested to date. Deferred equity compensation has been booked in the amount of $29,914 through the year ending December 31, 2020.

The Company did not have any additional options granted during the year ending December 31, 2020.

7. **GOING CONCERN**

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. **SUBSEQUENT EVENTS**

In 2021, current legislation deferred the repayment obligations to the SBA for any EIDL loans issued. The Company's EIDL balance at December 31, 2020 was $91,900. The Company also received correspondence from the SBA that they were eligible for additional EIDL funds. Therefore, an application process has been initiated in 2021 for an additional $100,000 of SBA loans.

The Company's Paycheck Protection Program (PPP) Loan of $66,330 shown as of December 31, 2020 has been forgiven according to loan forgiveness granted in the year 2021. The Company made the adjustment in 2021 to record as Other Income.

The Company is offering up to $1,070,000 in Simple Agreements for Future Equity (SAFEs) (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000. The Company must receive commitments from investors of at least $25,000 by the offering deadline in order to receive any funds. The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering. The Crowdfunded Offering was finalized in 2021 with $397 thousand of outstanding SAFE recognized with associated commission and fees incurred of $40 thousand.

On July 7, 2021, confirmation was received from MainStreet Work, Inc., that the Company qualifies for $29 thousand in Federal 2021 R&D Credits. The Company plans to take the advance on the credit as soon as it becomes available.

Subsequent events have been evaluated by management through July 10, 2021, the date these financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

* * * * * *